                                                      Registration No. 333-65057
================================================================================
          U.S. Securities and Exchange Commission Washington, DC 20549

                                   FORM SB-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              Amendment No. 2


                           -------------------------
                           MEADOWS PRESERVATION, INC.
 ................................................................................
                 (Name of small business issuer in its charter)

      Florida                          6519                                      65-0860249
-----------------------------------------------------------------------------------------------------
(State or jurisdiction of        (Primary Standard Industrial         (I.R.S. Employer Identification
incorporation or organization)    Classification Code Number)                      No.)
 .....................................................................................................
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       2555 PGA Boulevard, Palm Beach Gardens, FL  33410  (561) 626-0888
(Address and telephone number of principal executive offices and principal place of business)

 ................................................................................
                           Richard McCann, President
                           Meadows Preservation, Inc.
                2555 PGA Boulevard, Palm Beach Gardens, FL 33410
                                 (561) 626-0888
 ................................................................................

           (Name, address and telephone number of agent for service)

                          Copies of correspondence to:

                                 Blake D. Rubin
                             Steptoe & Johnson LLP
                          1330 Connecticut Avenue, NW
                              Washington, DC 20036
                                 (202) 429-6211


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.......................[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering........................................................[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering........................................................[_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box...............................................[_]

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
                                                  CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Dollar       Proposed         Proposed
                                                                 Amount       Maximum          Maximum
                   Title of each Class of                        to be     Offering Price      Aggregate            Amount of
                 Securities to be Registered                   Registered    Per Share     Offering Price (1)  Registration Fee (2)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
   $0.01 per share....................                         $2,347,000  $1,000 /share       $2,347,000            $692.37
==================================================================================================================================
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(1)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.
(2)  Registrant previously paid this fee.


                            -----------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

     Disclosure Alternative used (check one): Alternative 1............;
Alternative 2......X.......


virtue of Section 4(2) of the Act. Mr. McCann, the recipient of this share, was the President and a director of both MPI and MPI Three. The MPI Preferred Shares have no rights to any dividends or distributions from MPI except for a right to receive $25 in liquidation of MPI. The Preferred Shares are in the nature of membership interests inasmuch as they have no right to participate in the profits of MPI and only a very limited voting right, having only 1/40th of one vote per Preferred Share. Because the Preferred Shares lack the characteristics normally associated with stock or other securities, they should not be deemed a "security" as that term is defined in the Act, and should not therefore be subject to the registration requirements of the Act.

Item 5.  Index to Exhibits

The following Exhibits are filed as part of this Registration Statement:

Exhibit                                                            Sequential
                                                                   ----------
Number   Description of Document                                   Page Number
------   -----------------------                                   -----------

1.1 Dealer Agreement between MPI and Coastal Financial Security, Inc. dated as of January __, 1999*
2.1      Articles of Incorporation of MPI*
2.1.1 Articles of Amendment to Articles of Incorporation of MPI*
2.2      Bylaws of MPI*
3.1      Form of Common Stock Certificate*
3.2      Form of Preferred Stock Certificate*
4.1      Form of Subscription Agreement*
6.1 General Partnership Agreement dated September 30, 1998 between MPI and BRC*
6.1.1    Exhibit F to General Partnership Agreement*
6.1.2 First Amendment to General Partnership Agreement dated as of January 27, 1999*
6.2 Form of Title Holding, Nominee and Agency Agreement to be entered between MPI and the Partnership*
6.3 Contribution Agreement among MPI, BRC and the Partnership dated September 30, 1998*
6.3.1    First Amendment to Contribution Agreement dated as of
         January 27, 1999*
6.4      Letter of Intent dated December 12, 1997 from MHC to
         MPI-1*
6.5 Agreement of Purchase and Sale among H.G.G.S. Associates, MPI-1 and Sonja Daws and Letter Amendment thereto dated October 15, 1997*
6.6 Mortgage, Security Agreement, Financing Statement, Fixture Filing and Assignment of Leases and Rents dated December 18, 1997 by MPI-1 to MHC Lending, as amended*
6.6.1 Third Mortgage Extension Agreement dated as of December 14, 1998 by MPI and MHC Lending*
6.6.2 Fourth Mortgage Extension Agreement dated as of January 26, 1999 by MPI and MHC Lending*
6.7 Agreement and Plan of Merger by and between MPI-1 and MPI

         Two, Inc. dated June 29, 1998*
6.8 Agreement and Plan of Merger by and between MPI Two, Inc. and MPI Three, Inc. dated June 30, 1998*
6.9 Agreement and Plan of Merger by and between MPI Three, Inc. and MPI dated July 1, 1998*
6.10 Form of Property Management and Leasing Agreement to be entered between the Partnership and MHC Management Limited Partnership*
6.11 Option Agreement dated December 18, 1997 by and between MPI-1 and BRC, as amended*
6.11.1 Third Amendment to Option Agreement dated as of December 14, 1998 by and between MPI and BRC*
6.11.2 Fourth Amendment to Option Agreement dated as of January 26, 1999 by and between MPI and BRC*
6.12 Memorandum of Option Agreement dated December 18, 1997 by and between MPI-1 and BRC, as amended*
6.12.1 Third Amended Memorandum of Option Agreement dated as of December 14, 1998 by and between MPI and BRC*
6.12.2 Fourth Amended Memorandum of Option Agreement dated as of January 26, 1999 by and between MPI and BRC*
10.1     Consent of Ernst & Young*
10.1.1   Consent of Ernst & Young*
11.1     Legal Opinion of Steptoe & Johnson LLP*
11.1.1   Legal Opinion of Steptoe & Johnson LLP

* Previously Filed.

                        SIGNATURES AND POWER OF ATTORNEY

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this amendment number 2 to this registration statement to be signed on its behalf by the undersigned, in the City of Palm Beach Gardens, State of Florida on February 12, 1999.

MEADOWS PRESERVATION, INC.

By (Signature and Title): /s/ Richard McCann
                          -------------------------
                          Richard McCann, President

         In accordance with the requirements of the Securities Act of 1933, this amendment number 1 to this Registration Statement on Form SB-1 was signed by the following persons in the capacities and on the dates stated below.

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
         SIGNATURE                       TITLE                            DATE
                            President, Principal Executive         February 12, 1999

   /s/ Richard McCann            Officer and Director
--------------------------
      Richard McCann

             *                Vice-President and Director          February 12, 1999
--------------------------
      Theresa Tyrell

             *                Secretary, Principal Financial       February 12, 1999
--------------------------       Officer and Director
       Ted Stevenson

             *                Treasurer, Principal Accounting      February 12, 1999
--------------------------        Officer and Director
      Mary Bachiochi

             *                         Director                    February 12, 1999
--------------------------
       Gerald Flynn

             *                         Director                    February 12, 1999
--------------------------
        David McNab
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-----------------------------
* By: /s/ Richard McCann
     ---------------------
      Richard McCann
      Attorney-in-Fact


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